UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

W.S. INDUSTRIES, INC.

 (Exact name of Registrant as specified in its charter)

Nevada	000-52752	98-0439650
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Suite 1120, 470 Granville Street

Vancouver, British Columbia

V6C 1V5 Canada

 (Address of principal executive offices)

(604) 713-8010
(Registrant’s telephone number including area code)

W.S. INDUSTRIES INC.

SUITE 1120, 470 GRANVILLE STREET

VANCOUVER, BRITISH COLUMBIA

V6C 1V5 CANADA

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

April 22, 2013

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of W. S. Industries, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF W. S. INDUSTRIES, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Robert Bell, President, W. S. Industries, Inc., Suite 1120, 470 Granville Street, Vancouver, British Columbia, V6C 1V5 Canada, telephone: (604) 713-8010.

By Order of the Board of Directors, Robert Bell President and Director

Vancouver, British Columbia

April 22, 2013

INTRODUCTION

This Information Statement is being mailed to holders of record as of April 19, 2013 of shares of common stock, par value $0.001 per share, of W. S. Industries, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), Rio Plata Exploration Corporation, a corporation organized pursuant to the laws of the Province of British Columbia, Canada (“Rio Plata”) and certain holders of debt of the Company (the “WS Debt Holders”), pursuant to which Merger Sub will merge with and into Rio Plata, with Merger Sub continuing as the surviving entity that will succeed to all of the assets, liabilities and operations of Rio Plata and Rio Plata will effectively become our wholly-owned operating subsidiary (the “Merger”).  The Merger will occur pursuant to an Agreement and Plan of Merger entered into between the Company, Rio Plata, Merger Sub and the WS Debt Holders dated April 22, 2013 (the “Merger Agreement”).  This Information Statement is being mailed on or about April 22, 2013.

The terms of the Merger Agreement provide, among other things, that all of the outstanding shares of Rio Plata will be exchanged for shares of the Company.  At the effective time of the Merger (the “Effective Time”), the former Rio Plata shareholders will effectively control the Company. The Merger will constitute a change in control of the Company and, accordingly, will be accounted for as a “reverse merger” with Rio Plata treated as the acquiring entity and operating company for accounting purposes. The Merger is subject to certain conditions, including the approval of shareholders of Rio Plata at a special meeting to be held on or about May 13, 2013. The Merger will become effective upon filing of a Certificate of Merger with the Secretary of State for the State of Nevada, currently anticipated to occur on or about May 14, 2013.

Assuming the closing of the Merger (the “Closing”), Rio Plata’s former shareholders will collectively hold approximately 77% of our capital stock.  The Merger Agreement also contemplates a change in the majority of the Board effective as of the Effective Time.  Pursuant to the terms of the Merger Agreement, the Board, which currently consists of Robert Bell, would appoint Richard Novis, Donald Bossert, Kelvin Williams, Robert Morrison and Barry Price as directors.   In addition, effective as of the Effective Time, the Board would appoint Mr. Bell as our President and Chief Executive Officer, Mr. Bossert as Chief Financial Officer and Treasurer, and Mr. Novis as Secretary.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which will be filed as an exhibit to a Current Report on Form 8-K disclosing the Merger.

No action is required by our stockholders in connection with this Information statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about April 22, 2013.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of April 22, 2013, there are currently 21,088,680 shares of our common stock issued and outstanding.  No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, Rio Plata will become our wholly-owned subsidiary and the former shareholders of Rio Plata will collectively hold approximately 77% of our issued and outstanding capital stock.

We anticipate that the shares of our common stock issued to the former Rio Plata shareholders will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended.

Because of the change in the composition of the Board and the issuance of securities contemplated by the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the shareholders of Rio Plata.  Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement.  There can be no assurance that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Merger Agreement.  If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Rio Plata prior to the date the new directors take office.

Executive Officers and Directors

We currently have one director and officer, Robert Bell. The following table sets forth certain information regarding our directors and executive officers currently and upon completion of the Merger:

Name	Age	Positions
Robert Bell	62	President, Chief Executive Officer and Director
Donald Bossert	48	Chief Financial Officer, Treasurer and Director
Richard Novis	63	Secretary and Director
Kelvin Williams	48	Director
Robert Morrison	65	Director
Barry Price	68	Director

Robert Bell. Mr. Bell has served as President, Chief Executive Officer and a director of Rio Plata since August 2006. Mr. Bell has been an officer and director of private and public companies. As a senior officer and director of Britton Capital Corp. from 1991 to 1998, Mr. Bell had involvement in the stewardship of several public companies. Mr. Bell has also been the President of 0847473 B.C. Ltd dba Micro Cap et al, a private Vancouver, British Columbia, Canada based business involved in providing marketing, promotion and investor relations services to private and reporting companies, for over 15 years.

Donald Bossert. Mr. Bossert has served as Chief Financial Officer, Treasurer and a director of Rio Plata since January 2007. Mr. Bossert achieved his Certified Management Accountant designation from the Society of Management Accountant's of Alberta, Canada in 1992. From June 1990 to January 2008, he was Director of Finance of Unified Alloys Ltd., a national distributor of stainless steel and special alloy pipe, fittings and flanges.  Since February 2008, he has been the President of Bossert Consulting Ltd., a company providing management and accounting services.

Richard Novis. Mr. Novis has served as Secretary and a director of Rio Plata since January 2009. Mr. Novis is a graduate of the British Columbia Institute of Technology in Vancouver, British Columbia, Canada where he earned a diploma in financial administration.  From 1998 to present, Mr. Novis has acted as manager of 0847473 B.C. Ltd dba Micro Cap et al, a private Vancouver, British Columbia, Canada based business involved in providing marketing, promotion and investor relations services to private and reporting companies.  Since November 2005, he has also acted as president, secretary, treasurer and a director of Northern Exploration Ltd., a United States company involved in oil and gas exploration.

Kelvin Williams. Mr. Williams has served as a director of Rio Plata since January 2007. Mr. Williams has been the President and owner of Market Trend News since 1998, a marketing publication providing information about public companies to a target audience of retail investors and stock brokers. From 1998 to 2011, he was also the President, CEO and a director of Bandera Gold Ltd., a gold exploration company listed on the TSX Venture exchange in Canada.

Robert Morrison. Mr. Morrison has served as a director of Rio Plata since March 2011. Mr. Morrison graduated from the University of Alberta, Canada with a B. Sc., Civil Engineering degree in 1970.  From 1995 to 2009, Mr. Morrison was the President of Agra Foundations Limited, a specialty trade contractor. Mr. Morrison has been a director of Bandera Gold Ltd., a gold exploration company listed on the TSX Venture exchange in Canada, since 2006. Mr. Morrison is a member of Association of Professional Engineers, Geologists and Geophysicists of Alberta, Canada.

Barry Price. Mr. Price has served as a director of Rio Plata since May 2011. Mr. Price is the President of B. J. Price Geological Consultants Inc. (1992 to present). He has been a director of several issuers over the past 36 years, including more recently Skygold Ventures Inc. (1996 to 2000 and 2002 to 2006) and Minterra Minerals Inc. from 1994 to 2000. He has been a professional geologist in BC since 1992. He is also a director of Silver Lake Resources Inc., Swift Resources Inc., Pinestar Gold Inc. and Victory Ventures Inc., which are junior exploration companies. He has a Bachelor of Science Degree (1965) and a Master of Science Degree(1972) from the University of British Columbia.

Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the Merger, other than our named executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

Transactions with Related Persons

WS Industries

Pursuant to a resolution dated June 1, 2008, James Dempsey, a former officer of the Company, who was a majority shareholder of the Company, was to be paid a monthly management fee of $2,600 per month. The amount could be adjusted from time to time at the discretion of the Board of Directors of the Company.  During the year ended August 31, 2011, $118,300 which was accrued management fees from previous years was settled through the issuance of a convertible promissory note.

During the year ended August 31, 2012, the company incurred management fees of $31,200 (2011: $31,200) payable to Mr. Dempsey. As at August 31, 2012, accounts payable included $36,600 (August 31, 2011 - $5,400) in management fees payable to Mr. Dempsey

As at August 31, 2012, loans and advances includes an advance of $70,110 (August 31, 2011 $ - $45,000) Mr. Dempsey.

Pursuant to a resolution dated June 1, 2008, the spouse of Mr. Dempsey was to be paid monthly to provide administrative services to the Company at a rate of $1,800 per month.  The amount could be adjusted from time to time at the discretion of the Board of Directors. During the year ended August 31, 2011, $63,000 (2010 - $Nil) in respect of these administrative fees was settled through the issuance of a convertible promissory note.

During the year ended August 31, 2012, the Company also incurred administrative fees of $21,600 (2011- $21,600) payable to the wife of Mr. Dempsey. As at August 31, 2012, accounts payable included $28,800 in administrative services payable to the wife of Mr. Dempsey.

During the year ended August 31, 2012, the Company incurred management fees of $31,200 (2011: $31,200) payable to the James Dempsey, a officer and director of the Company. As at August 31, 2012, accounts payable included $36,600 (August 31, 2011: $5,400) in management fees payable to Mr. Dempsey.

Rio Plata

During the year ended March 31, 2012, Rio Plata incurred:

(a) Rent of $12,000 (2011 - $12,000) through companies owned by Robert Bell, the President and a Director of the Rio Plata; and

(b) Management fees of $30,000 (2011 - $30,000) through companies owned by Mr. Bell.

There have been no other transactions since April 1, 2011 or any other currently proposed transactions, in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

While we do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons, our board of directors reviews all such transactions.

Director Independence

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NYSE MKT Marketplace Rules.

Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. As a result, our current director, Robert Bell, is not considered independent. Upon completion of the Merger, our proposed directors, Robert Bell, Donald Bossert and Richard Novis will not be considered independent because each will serve as an officer of our company. In addition, our proposed director, Robert Morrison, will not be considered independent as he has loaned funds to Rio Plata over the past two years. Our other proposed directors, Mr. Williams and Mr. Price, are expected to be considered independent under these rules.

Board of Directors’ Meetings

During the fiscal year ended March 31, 2012, our board of directors did not meet. Our board conducted all business and approved all corporate actions during the fiscal year ended March 31, 2012 by the unanimous written consent of its members, in the absence of formal board meetings.

Committees of the Board of Directors

As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to and do not have any board committees.

The Board performs the functions of the audit committee.  The Board does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate.  Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee, compensation committee or other committee performing similar functions.  We have not adopted any procedures by which security holders may recommend nominees to the Board, and we do not have a diversity policy.

 Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our common stock, who are hereinafter collectively referred to as “Reporting Persons”, to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our common stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, there have been no Section 16(a) reports filed other than a Form 3 by Robert Bell.

Code of Ethics

Due to our small size and limited operations to date, we have not adopted a formal code of ethics. We plan to adopt a code of ethics upon completion of the Merger.

Board Leadership Structure and Role on Risk Oversight

Robert Bell currently serves as our President and Chief Executive Officer, Chief Financial Officer and our Secretary. Our board of directors is comprised of Robert Bell. At present, we have determined this leadership structure is appropriate due to our small size and limited operations and resources.

We have no policy requiring the combination or separation of the Principal Executive Officer and Chairman roles and our governing documents do not mandate a particular structure. Our directors recognize that the leadership structure and the combination or separation of these leadership roles is driven by our needs at any point in time.

Our directors are involved in the general oversight of risks that could affect our business and they will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Other Information

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our board of directors at W. S. Industries, Inc., Suite 1120, 470 Granville Street, Vancouver, British Columbia, V6C 1V5, Canada, Attention: Corporate Secretary.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our board of directors by writing to W.S. Industries, Inc., Suite 1120, 470 Granville Street, Vancouver, British Columbia, V6C 1V5, Canada, Attention: Corporate Secretary.

 Executive Compensation

Management Compensation

Except as noted below, we have not paid any cash or other compensation to any of our current or proposed officers or directors in the last two fiscal years. We paid James Dempsey, our former Chief Executive Officer and Chief Financial Officer, an aggregate of $31,500 in each of fiscal 2012 and 2011 of the Company for his services. Rio Plata paid $30,000 in each of fiscal 2012 and 2011 of Rio Plata to

0847473 B.C. Ltd., a private company controlled by Robert Bell and Richard Novis, both proposed directors and officers of our company subsequent to the Merger, for management and administrative services.

Benefit Plans

There are no arrangements or plans pursuant to which we or Rio Plata provide pension, retirement or similar benefits to our directors or executive officers.  Neither we nor Rio Plata have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to directors or executive officers.

Neither we nor Rio Plata have any contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to any officers or any other persons following, or in connection with, the resignation, retirement or other termination of an officer, or a change in control of us or a change in an officer’s responsibilities following a change in control. We may pay compensation to our officers in the future; however, the amounts and timing of the payments have not been determined.

Stock Options

No options to purchase shares of our common shares have been granted by us or Rio Plata to our directors or officers. Rio Plata has a stock option plan (the “Stock Option Plan”) which we plan to assume upon the Merger. The Stock Option Plan authorizes the issuance of incentive stock options to directors, officers, employees and consultants of our issued shares from time to time.  No awards had been issued under the Stock Option Plan. While we may grant stock options and other incentive awards in the future, the amounts and timing of such grants have not been determined.

Compensation of Directors

Neither we nor Rio Plata have any standard arrangements pursuant to which directors are compensated for their services as directors. None of our directors or directors of Rio Plata has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their services in such capacity. Our board will consider developing such a policy in the future.

 Management Agreements

We have not entered into any management agreements to date.

Rio Plata has entered into a management services agreement effective April 1, 2009 (the “Management Services Agreement”) with 0847473 B.C. Ltd. (dba Micro Cap et al), a private company controlled by Robert C. G. Bell and T. Richard Novis, directors and officers of Rio Plata, and proposed directors and officers of the Company after the Merger.  Pursuant to the Management Services Agreement, 0847473 B.C. Ltd. provides management services to Rio Plata for a fee of $3,500 per month (inclusive of rent for our business premises).  The management services agreement may be terminated by either party on six months written notice.

Indebtedness of Directors and Officers

None of our directors or senior officers or of Rio Plata, and no associates or affiliates of any of them, is indebted to us.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee or a committee performing similar functions. All compensation matters are determined by our board of directors. We plan to have a compensation committee when we elect additional independent persons to our board of directors.

Change of Control

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a termination of employment or a change in our control.

Equity Compensation Plan

We do not have any equity compensation plans. Upon the consummation of the Merger, we intend to assume Rio Plata’s Stock Option Plan.  No options have been granted under the plan.

Compensation Committee Interlocks and Insider Participation

As described above, given our size and limited operations, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because we do not have a compensation committee or a committee performing similar functions, we do not have a compensation committee report.

 Security Ownership of Certain Beneficial Owners and Management

Prior to the Merger

The following table sets forth the number of shares of our common stock beneficially owned as of April 22, 2013 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all officers and directors as a group. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise noted below, the address of each stockholder below is c/o Rio Plata Exploration Corporation, Suite 1120, 470 Granville Street, Vancouver, British Columbia V6C 1V5 Canada.

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class (%)
Common Stock	Robert Bell, President, CEO, CFO, Secretary and Director	17,957,680	85%

Changes in Control

There are no arrangements known to us the operation of which may at a later date result in a change in control of our company, other than the Merger.

Following the Merger

The following table sets forth the anticipated beneficial ownership of our common stock at the Effective Time by (i) each person anticipated by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all officers and directors as a group. The percentage ownership assumes that 36,131,000 shares of our common stock will be outstanding at the Effective Time. Unless otherwise indicated in the table, the persons and entities named in the table are expected to have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise noted below, the address of each stockholder below will be c/o Suite 1120, 470 Granville Street, Vancouver, British Columbia V6C 1V5 Canada.

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class (%)
Common Stock	Robert Bell, President, CEO and Director	2,282,658	6.3%
Common Stock	Donald Bossert, CFO and Director	1,303,203	3.6%
Common Stock	Richard Novis, Secretary and Director	2,282,658	6.3%
Common Stock	Robert Morrison, Director	2,710,803	7.5%
Common Stock	Kelvin Williams, Director	1,303,203	3.6%
Common Stock	Barry Price, Director	Nil	Nil%
Common Stock	All Officers and Directors as a Group	9,882,525	27.4%
Common Stock	Russel J. Renneberg	2,158,803	6.0%

Legal Proceedings

We are currently not a party to any material legal proceedings, nor are we aware of any material pending legal proceedings to which we are a party or of which our property is the subject. We also know of no proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holders of more than 5% of any class of our securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at: W.S. Industries, Inc. Suite 1120, 470 Granville Street, Vancouver, British Columbia V6C 1V5 Canada Attention: Robert Bell.